Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF EARNINGS (LOSS) PER SHARE OF CLASS A STOCK

THREE MONTHS ENDED MARCH 31,	2012	2011
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

Basic and diluted EPS:
Loss from continuing operations attributable to Ampal’s shareholders	$(214,971)	$(16,820)
Income from discontinued operations, net of tax	-	34,066
Net (Loss) income attributable to Ampal’s shareholders	(214,971)	17,246
Earnings per share of Class A Stock:
Loss from continuing operations	(3.83)	(0.30)
Income from discontinued operations, net of tax	-	0.61
	$(3.83)	$0.31

Shares used in calculation	56,134	56,134